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                                                           EXHIBIT 99.9

FOR RELEASE:
               IMMEDIATE                                  [IBM LOGO]

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                                     International Business Machines Corporation
                                     Armonk, NY 10504


    Contacts:  Yvonne Donaldson                       Jeff Cross
               Tivoli Systems, Inc.                   IBM
               512-436-8311                           914-766-1265
               yvonne.donaldson@tivoli.com            jrcross@us.ibm.com

               Joanie Hasch
               Software Artistry
               317-843-1663
               jehasch@softart.com

        IBM'S TIVOLI SYSTEMS AND SOFTWARE ARTISTRY, INC.
                     REACH MERGER AGREEMENT

      ARMONK, N.Y. and INDIANAPOLIS, December 19, 1997 . . .
Tivoli Systems, a subsidiary of IBM, and Software Artistry, Inc.,
(NASDAQ: SWRT) today announced the two companies have reached an agreement under which IBM will shortly commence a cash tender offer for all outstanding Software Artistry shares at $24.50 per share. Software Artistry is a leading provider of both consolidated service desk and customer relationship management solutions for distributed enterprise environments.
    The chairman of the board, CEO, the largest shareholder of Software Artistry and certain other executive officers of Software Artistry have agreed to tender their shares, representing approximately 20% of the outstanding shares, into the offer. The net cost of the transaction to IBM is expected to be approximately $200 million. Under the terms of the agreement, Software Artistry will become a Tivoli business unit.
    The acquisition will expand Tivoli's Managmenet Software solutions to include Software Artistry's suite of robust consolidated help desk products, expressly designed for network computing environments.

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    "IBM is a leader in helping customers manage their complex IT environments," said John M. Thompson, IBM senior vice president and Software Group executive. "Combining the technology and resources of these two companies will enable businesses to use management solutions to make customer interaction in areas as e-business a reality."
    "In today's competitive market place, CIOs are building the heart of their IT operation around consolidated service desk solutions," said Tivoli President and Chief Executive Officer Jan Lindelow. "This merger offers our customers both near- and long-term benefits. Shortly, we will offer customers a consolidated service desk solution, integrated across network, systems and applications management disciplines to automate the processes of change, request and configuration management. Longer term, our vision is to provide customers with an automated, service level management offering that will not only solve problems quickly, but actually prevent them before they surface."
    "Tivoli is widely recognized as the industry's premier systems management vendor," said C. Scott Webber, Software Artistry's President and CEO. "This agreement offers a good return for our stockholders and will provide our customers with Tivoli's breadth of expertise and IBM's sweeping global reach. Additionally, our employees gain the tremendous opportunities for growth with a recognized worldwide leader."
   Software Artistry provides two suites of enterprise applications, SA-EXPERTISE for Enterprise Support Management (ESM)* and SA-EXPERTISE for Customer Relationship Management (CRM). The ESM suite fulfills an organization's service level management requirements through the seamless intergration of decision support, problem management, asset and change management, network and system management integration, and end-user empowerment.

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    Software Artistry's CRM suite of products empowers organizations to become truly customer driven by managing every customer interaction. Specifically, the suite combines the components of sales and marketing management; customer support, customer self-service and decision support in managing all aspects of the customer relationship cycle, from attracting and acquiring customers, to supporting and retaining them.

About Tivoli Systems and Software Artistry
    Tivoli Systems provides TME 10, the industry's leading solution for end-to-end management of distributed computing environments, from mobile computers to mainframes. Thousands of companies around the globe use TME 10 and compatible third-party products to reduce the cost and complexity of managing networks, systems, databases and applications.
    Headquartered in Austin, Texas, Tivoli is an IBM company. Tivoli distributes its products worldwide, through a network of domestic and international sales offices, system integrators, resellers and IBM sales channels. For more information, visit Tivoli's World Wide Web site at http://www.tivoli.com.
    Software Artistry, Inc., is the leading provider of strategic Enterprise Management solutions. The company's suite of applications, SA-EXPERTISE, uniquely enable organizations to proactively manage and improve their processes for help desk, network management integration, asset and change management, and end-user empowerment. Software Artistry is also a leading contender in the emerging Customer Relationship Management marketplace with a leading suite of products to address the complete customer lifecycle, including marketing, sales, and customer service and support. Software Artistry's customer base spans multiple industries, including one-third of the Fortune 100 companies. Founded in 1988, Software Artistry sells its products and services through its direct sales force located in regional

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offices throughout North America, international offices in the United
Kingdom, France, Australia, and Singapore, and through a network of domestic and international partners.
                                       # # #

IBM is a registered trademark of International Business Machines Corporation. Tivoli Management Environment and TME 10 are trademarks of Tivoli Systems, Inc., and IBM company. All other company and product names may be trademarks of the respective companies with which they are associated.